Exhibit 99.3

2018 Annual General Meeting of Shareholders

ELLOMAY CAPITAL LTD.

9 Rothschild Boulevard, 2nd Floor
Tel‑Aviv 6688112, Israel
June 21, 2018, 2:00 P.M., Israel time

 FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED

PROXY
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

ELLOMAY CAPITAL LTD.

FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 21, 2018

The undersigned, a shareholder of Ellomay Capital Ltd., an Israeli company (the “Company”), revoking any previous proxies, does hereby appoint Adv. Odeya Brick-Zarsky and Adv. Guy Eizenberg (each of them, or any substitute, hereinafter, the “Proxy”), or either one of them, with the full power of substitution, and hereby authorizes the Proxy to represent and to vote, as designated on the reverse side, all ordinary shares, NIS 10.00 nominal value per share, of the Company which the undersigned is entitled to vote at the Annual General Meeting of Shareholders of the Company to be held at the offices of the Company    at 9 Rothschild Boulevard, 2nd Floor, Tel-Aviv 6688112, Israel, on Thursday, June 21, 2018, at 2:00 p.m., Israel time (the “Meeting”), and any adjournment(s) or postponement(s) thereof.

WHEN PROPERLY MARKED AND EXECUTED, THIS PROXY WILL BE VOTED IN THE MANNER DIRECTED HEREIN. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED “FOR” THE PROPOSALS SET FORTH HEREIN. PLEASE NOTE THAT YOU ARE REQUIRED TO INDICATE WHETHER OR NOT YOU ARE A CONTROLLING SHAREHOLDER OR HAVE A PERSONAL INTEREST, AS THE CASE MAY BE, IN CONNECTION WITH THE APPROVAL OF PROPOSALS 2a, 5a AND 6a BY MARKING ITEMS 2b, 5b OR 6b, WHETHER YOU VOTE FOR OR AGAINST SUCH PROPOSALS. IF YOU FAIL TO MARK ITEMS 2b, 5b OR 6b, YOUR VOTE WILL NOT BE COUNTED WITH RESPECT TO PROPOSALS 2a, 5a OR 6a, AS APPLICABLE, WHETHER OR NOT A VOTE WITH RESPECT TO SUCH PROPOSALS IS MARKED. IF YOU PROPERLY MARK ITEMS 2b, 5b AND 6b AND NO DIRECTION IS MADE UNDER THE RELEVANT PROPOSALS, THIS PROXY WILL BE VOTED “FOR” THE RELEVANT UNDIRECTED PROPOSALS. FOR THE FULL TEXT OF EACH RESOLUTION SEE THE RELEVANT ITEM IN THE PROXY STATEMENT.

WITH RESPECT TO ANY ADDITIONAL MATTERS AS  MAY PROPERLY  COME  BEFORE  THE  MEETING  AND ANY ADJOURNMENT OR POSTPONEMENT THEREOF, SAID PROXY WILL VOTE IN ACCORDANCE WITH THE RECOMMENDATION OF THE COMPANY’S BOARD OF DIRECTORS.

(Continued, and to be marked, dated and signed, on the other side)

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

ELLOMAY CAPITAL LTD.	2018 Annual Meeting of Shareholders June 21, 2018 2:00 P.M., Israel time This Proxy is Solicited On Behalf Of The Board Of Directors

Please Be Sure To Mark, Sign, Date and Return Your Proxy Card in the Envelope Provided

 FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED
PROXY	Please mark your votes like this	☒

1.
To reelect four members of the Board of Directors to hold office until the next annual general meeting of shareholders and until their respective successors are duly elected and qualified. The nominees are:
							5b.	In connection with Proposal 5a, please indicate whether you have a personal interest in the Proposal and, if you indicateYES, please provide details.	YES ☐	NO ☐
		FOR	AGAINST	ABSTAIN
(1)	Shlomo Nehama	☐	☐	☐			6a.
To approve a new form of indemnification undertaking and exemption and providing such undertaking to current and future office holders, including office holders who are deemed controlling shareholders.
								FOR ☐	AGAINST ☐	ABSTAIN ☐
(2)	Ran Fridrich	☐	☐	☐
(3)	Hemi Raphael	☐	☐	☐
(4)	Anita Leviant	☐	☐	☐
2a.	To reelect Barry Ben Zeev as external director for an additional three-year term and approve his compensation for such term.			FOR ☐	AGAINST ☐	ABSTAIN ☐	6b.	In connection with Proposal 6a, please indicate whether you have a personal interest in the Proposal and, if you indicate YES, please provide details.	YES ☐	NO ☐
								FOR	AGAINST	ABSTAIN
2b.	In connection with Proposal 2a, please indicate whether you are a controlling shareholder or have a personal interest in the Proposal (excluding a personal interest that is not related to a relationship with a controlling shareholder) and, if you indicate YES, please provide details.				YES ☐	NO ☐	7.	To approve the purchase of directors and officers liability insurance policy as set forth in the Proxy Statement. ☐	☐	☐
				FOR	AGAINST	ABSTAIN	8.
To reappoint Somekh Chaikin, a member of KPMG International, as the independent auditors of the Company for the fiscal year ending December 31, 2018, and until the next annual general meeting of shareholders, and that the Board of Directors, following the approval of the Audit Committee, be, and it hereby is, authorized to approve the payment of fees of said independent auditors, considering the volume and nature of their services.
								FOR	AGAINST	ABSTAIN
3.	To approve the extension of the Company’s 1998 Share Option Plan for Non-Employee Directors.			☐	☐	☐		☐	☐	☐
				FOR	AGAINST	ABSTAIN
4.	To approve the extension of the Company’s 2000 Stock Option Plan.			☐	☐	☐
				FOR	AGAINST	ABSTAIN
5a.	To approve amendments to the Company’s Second Amended and Restated Articles of Association.			☐	☐	☐

CONTROL NUMBER

Signature	Signature, if held jointly	Date	, 2018.
Note: Your signature should appear the same as your name appears hereon. In signing as attorney, administrator, executor, trustee or guardian, please indicate the capacity in which signing. If two or more persons are joint owners of a  share, this instrument must be executed by the person who is registered first in the Company’s Register of Members. When a  proxy is given by a  corporation, it should be signed by an authorized officer using the corporation’s full name and the corporate seal, if any, affixed. When a proxy is  given by  a  partnership, it  should be  signed by  an  authorized  person using the partnership’s full name. PLEASE MARK, DATE, SIGN AND RETURN THE PROXY CARD PROMPTLY USING THE SELF-ADDRESSED ENVELOPE ENCLOSED.